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SECUR [barcode] IISSION

08030527

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lifevest Financial Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William L. Pratt, CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street (Route 18)
South Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Toll free 1-888-452-0552
Website: www.wlprattcpa.com
E-mail www.bill@wlprattcpa.com

Member:
American Institute of CPAs
Massachusetts Society of CPAs
National Association of CVAs

To the Board of Directors and Stockholders
of Lifevest Financial, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Lifevest Financial, Inc. (a Massachusetts Corporation) for December 31, 2007, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lifevest Financial, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

William L. Pratt
Certified Public Accountant
[signature]
So. Weymouth, MA 02190
February 27, 2008

LIFEVEST FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

CONTENTS

WILLIAM L PRATT

CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street (Route 18)
South Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Toll free 1-888-452-0552
Website: www.wlprattcpa.com
E-mail www.bill@wlprattcpa.com

Member:
American Institute of CPAs
Massachusetts Society of CPAs
National Association of CVAs

To the Board of Directors and Stockholders
of Lifevest Financial, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Lifevest Financial, Inc. (a Massachusetts Corporation) for December 31, 2007, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lifevest Financial, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

William L. Pratt
Certified Public Accountant

So. Weymouth, MA 02190
February 27, 2008

LIFEVEST FINANCIAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash on Hand and in Banks	$12,610
Accounts Receivable	23
TOTAL CURRENT ASSETS	12,633
PROPERTY AND EQUIPMENT	
Organization Expense	9,778
Less: Accumulated Amortization	2,306
Net	7,472
TOTAL ASSETS	$20,105

See accompanying notes.

LIFEVEST FINANCIAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 508
Corporate Taxes Payable	581
	1,089
STOCKHOLDERS' EQUITY	
Capital Stock – common, no par value Authorized 275,000 shares, Issued and outstanding – 1,000 shares	20,225
Retained Earnings	(1,209)
TOTAL STOCKHOLDERS' EQUITY	19,016
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,105

See accompanying notes.

LIFEVEST FINANCIAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE		
Commissions Income	$	48
Total		48
Operating Expenses		6,048
OPERATING INCOME (LOSS)		(6,000)
ADD – Other Income		
Interest Income		122
Income – acquisition of NASD by NYSE		35,000
Total		35,122
ET INCOME (LOSS) BEFORE TAXES		29,122
Current Corporation Income Taxes		581
NET INCOME (LOSS)		28,541
Retained Earnings, October 1		(2,000)
Deduct – Shareholder Withdrawals		27,750
Retained Earnings, September 30		($ 1,209)

)

See accompanying notes

LIFEVEST FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 28,541
Adjustments to Reconcile Net Income (Loss) to Cash provided by Operating Activities:	
Depreciation and Amortization	1,955
	30,496
Decrease (Increase) in Operating Assets:	
Assets Receivable	(23)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(242)
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder Distributions	(27,750)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,481
CASH AND CASH EQUIVALENTS AT JANUARY 1	10,128
CASH AND CASH EQUIVALENTS AT DECEMBER 31	$ 12,609

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 0
Income Taxes	$ 581

See accompanying notes.

LIFEVEST FINANCIAL, INC.
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2007

Note A – Summary of Significant Accounting Policies

This summary of significant accounting policies of Lifevest Financial, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Incorporation and Operation

Lifevest Financial, Inc. was incorporated on June 19, 2006 under Massachusetts laws. Located in Belmont, Massachusetts, their business is providing investor services to the general public.

Significant Accounting Policies: Basis of Accounting

The Company's policy is to prepare their financial statements on the accrual basis of accounting. Under that basis, revenues are recognized when earned rather than when received, and expenditures are recognized when incurred rather than when paid. Also, depreciation of fixed assets, accruals of payroll taxes and related liabilities, and other notes payable are reported on the financial statements.

Organization Costs

Organization costs are carried at cost. Amortization is provided for financial reporting purposes as having a five year life.

Income Taxes

When the Company was organized on June 19, 2006 the shareholders elected that the corporation be taxed under the S corporation rules. S corporations pass their income or losses through to the shareholders, accordingly, there are no income tax provisions made for corporation taxes on these financial statements.

LIFEVEST FINANCIAL, INC.
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2007

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

There are no advertising costs in the current period.

LIFEVEST FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. Cash on Hand and in Banks

Cash on hand and in banks at December 31, 2007 is composed of the following balances:

Bank of America – Checking	$ 5,241
Bank of America – Saving	7,268
Sovereign Bank – Checking	100
TOTAL	$12,609

2. Accounts Receivable

Accounts receivable at December 31, 2007 is composed of balances due from John Hancock Life Insurance Company.

Bad debts are recognized in the period when they are determined to be uncollectible; accordingly, no provision is made for future bad debts. Generally accepted accounting principles require that an allowance for doubtful accounts be recorded. The Company's history of bad debts indicates that there would be no material difference in using the direct write off method and providing for bad debts by using an allowance account.

SUPPLEMENTARY INFORMATION

LIFEVEST FINANCIAL, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

Administrative	$ 515
Amortization	1,955
Donations	500
Education	60
Licenses and Permits	555
Office Expense and Miscellaneous	209
Professional Fees	1,554
Registration Fees	700
TOTAL	$6,048

END